UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 30, 2025, Ostin Technology Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (“Purchaser,” together with the Company, the “Parties”) in connection with a registered direct offering for the offer and sale of 10,500,000 Class A ordinary shares of the Company, par value $0.001 (“Class A Ordinary Shares”) and pre-funded warrants to purchase 31,166,667 Class A Ordinary Shares (“Pre-Funded Warrants”), in the aggregate (such offering, the “Offering”). Pursuant to the Securities Purchase Agreement, the Company also agreed to, amongst other things, adjustment terms in the Pre-Funded Warrants, issuance of the shares underlying the Pre-Funded Warrants upon the exercise of the Pre-Funded Warrants, in accordance with the terms of the Pre-Funded Warrants, and the Parties agreed to customary representations and warranties and agreements and indemnification rights and obligations.

The Pre-Funded Warrants have an exercise price of $0.001 per share and each Pre-Funded Warrant is exercisable for one Class A Ordinary Share (the shares underlying the Pre-Funded Warrants, the “Warrant Shares”). A holder of the Pre-Funded Warrants (“Holder”) will not have the right to exercise any portion of its Pre-Funded Warrants if the Holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The Pre-Funded Warrants will be immediately exercisable (subject to the aforementioned beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrant may be exercised, in whole or in part, at such time by means of a cashless exercise, under which cashless exercise the Holder is entitled to receive a number of Warrant Shares under the terms of the Pre-Funded Warrants. The exercise price of the Pre-Funded Warrants is subject to adjustment for stock splits, stock dividends, stock combinations, and similar capital transactions or such other event as further described in the Pre-Funded Warrants. As more fully described in the Securities Purchase Agreement, Holders are also entitled to acquire Purchase Rights (as defined in the Pre-Funded Warrants) upon subsequent rights offerings conducted by the Company, are entitled to certain pro rata distributions, and may be issued shares of Common Stock upon the occurrence of a Fundamental Transaction (as defined in the Pre-Funded Warrants).

The Class A Ordinary Shares, the Pre-Funded Warrants, and the Warrant Shares were offered pursuant to the (i) registration statement on Form F-3 (File No. 333-279177) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 7, 2024 and declared effective by the SEC on May 28, 2024, and the (ii) prospectus supplement filed with the SEC on June 30, 2025.

The Offering was consummated on July 1, 2025. The Company received net proceeds of approximately $4.52 million from the Offering, after deducting offering expenses payable by the Company, including placement agent fees, legal fees, and clearing fees. The Company intends to use the net proceeds from the Offering for general corporate purposes.

In connection with the Offering, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) on June 30, 2025 with Univest Securities, LLC (“Univest”), pursuant to which Univest agreed to act as the exclusive placement agent in connection with the Offering. As compensation to Univest, the Company paid Univest a cash fee of 7.0% of the aggregate gross proceeds raised in the Offering and reimburse Univest one percent (1%) of the actual amount of the aggregate gross cash proceeds to us and out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $80,000.

The foregoing summaries of the Securities Purchase Agreement, Pre-Funded Warrant, and Placement Agency Agreement do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 4.1, and 10.2, respectively to this Current Report on Form 8-K (“Form 8-K”) and are incorporated herein by reference.

The Company issued a press release announcing the Offering on June 30, 2025. A copy of the press release is filed herein as Exhibit 99.1 and is incorporated by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Pre-Funded Warrant
5.1	Opinion of Ogier
5.2	Opinion of Loeb & Loeb LLP
10.1	Securities Purchase Agreement
10.2	Placement Agency Agreement
99.1	Press Release dated June 30, 2025
104	Cover Page Interactive Data File (formatted in Inline XBRL).

+	Portions of this exhibit have been redacted

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: July 1, 2025

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